EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 26 to Registration Statement No. 33-79482 on Form N-1A of our report dated January 16, 2009 relating to the financial statements and financial highlights of American Century Strategic Asset Allocations, Inc., including Strategic Allocation: Aggressive Fund, Strategic Allocation: Moderate Fund and Strategic Allocation: Conservative Fund, appearing in the Annual Report on Form N-CSR of American Century Strategic Asset Allocations, Inc. for the year ended November 30, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Kansas City, Missouri
March 24, 2009